# SEC Schedule 13D/A (Amendment No. 31) — Beneficial ownership report by holders of more than 5% of a class

Issuer: IES Holdings, Inc., CIK 0001048268
CUSIP: 44951W106
Title of class of securities: Common stock, par value of $.01 per share
Address of issuer's principal executive offices: 13131 Dairy Ashford Rd., Suite 500, Sugar Land, Texas (TX), 77478
Date of event which requires filing of this statement: 09/15/2025
Amends the filing with accession number 0000909518-06-000517
Filed by CIK 0001276922
Persons authorized to receive notices and communications: Jeffrey L. Gendell, 1 Sound Shore Drive, Suite 304, Greenwich, Connecticut (CT), 06830, 203-769-2000

## Reporting persons
- Tontine Capital Partners, L.P. (CIK 0001276922): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 5,614,644; sole dispositive power 0; shared dispositive power 5,614,644; aggregate amount beneficially owned 5,614,644 (28.3% of the class)
  Comment: The percentages used herein are calculated based upon 19,854,463 shares of Common Stock outstanding as of July 31, 2025, as disclosed in the Company's Quarterly Report on Form 10-Q filed on August 1, 2025.
- Tontine Capital Management, L.L.C. (CIK 0001272374): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 1,910,529; shared voting power 5,614,644; sole dispositive power 1,910,529; shared dispositive power 5,614,644; aggregate amount beneficially owned 7,525,173 (37.9% of the class)
  Comment: The percentages used herein are calculated based upon 19,854,463 shares of Common Stock outstanding as of July 31, 2025, as disclosed in the Company's Quarterly Report on Form 10-Q filed on August 1, 2025.
- Tontine Management, L.L.C. (CIK 0001268959): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 1,410,162; shared voting power 0; sole dispositive power 1,410,162; shared dispositive power 0; aggregate amount beneficially owned 1,410,162 (7.1% of the class)
  Comment: The percentages used herein are calculated based upon 19,854,463 shares of Common Stock outstanding as of July 31, 2025, as disclosed in the Company's Quarterly Report on Form 10-Q filed on August 1, 2025.
- Tontine Capital Overseas Master Fund II, L.P. (CIK 0001482608): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 810,934; sole dispositive power 0; shared dispositive power 810,934; aggregate amount beneficially owned 810,934 (4.1% of the class)
  Comment: The percentages used herein are calculated based upon 19,854,463 shares of Common Stock outstanding as of July 31, 2025, as disclosed in the Company's Quarterly Report on Form 10-Q filed on August 1, 2025.
- Tontine Asset Associates, L.L.C. (CIK 0001482609): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 96,891; shared voting power 810,934; sole dispositive power 96,891; shared dispositive power 810,934; aggregate amount beneficially owned 907,825 (4.6% of the class)
  Comment: The percentages used herein are calculated based upon 19,854,463 shares of Common Stock outstanding as of July 31, 2025, as disclosed in the Company's Quarterly Report on Form 10-Q filed on August 1, 2025.
- Tontine Associates, L.L.C. (CIK 0001491514): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 640,057; shared voting power 0; sole dispositive power 640,057; shared dispositive power 0; aggregate amount beneficially owned 640,057 (3.2% of the class)
  Comment: The percentages used herein are calculated based upon 19,854,463 shares of Common Stock outstanding as of July 31, 2025, as disclosed in the Company's Quarterly Report on Form 10-Q filed on August 1, 2025.
- Tontine Capital Overseas GP, L.L.C. (CIK 0001409490): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 47,284; shared voting power 0; sole dispositive power 47,284; shared dispositive power 0; aggregate amount beneficially owned 47,284 (0.2% of the class)
  Comment: The percentages used herein are calculated based upon 19,854,463 shares of Common Stock outstanding as of July 31, 2025, as disclosed in the Company's Quarterly Report on Form 10-Q filed on August 1, 2025.
- Jeffrey L. Gendell (CIK 0001056581): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 239,216; shared voting power 10,530,501; sole dispositive power 239,216; shared dispositive power 10,530,501; aggregate amount beneficially owned 10,769,717 (54.2% of the class)
  Comment: The percentages used herein are calculated based upon 19,854,463 shares of Common Stock outstanding as of July 31, 2025, as disclosed in the Company's Quarterly Report on Form 10-Q filed on August 1, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value of $.01 per share
Name of issuer: IES Holdings, Inc.
Address of issuer's principal executive offices: 13131 Dairy Ashford Rd., Suite 500, Sugar Land, Texas (TX), 77478
Comment: This Amendment No. 31 to Schedule 13D is being filed by the Reporting Persons to amend the Schedule 13D originally filed by certain of the Reporting Persons on May 18, 2006 (the "Original 13D"), as amended on August 25, 2006, January 11, 2007, September 7, 2007, December 19, 2007, March 5, 2008, November 10, 2008, October 23, 2009, February 3, 2010, March 10, 2010, May 13, 2010, February 11, 2011, July 21, 2011, September 17, 2013, March 5, 2014, August 15, 2014, October 5, 2015, December 24, 2015, March 25, 2016, August 10, 2016, October 5, 2016, December 14, 2018, January 11, 2019, June 26, 2020, October 9, 2020, February 26, 2021, December 16, 2022, September 8, 2023, February 16, 2024, March 15, 2024 and June 13, 2024 (the Original 13D, together with the amendments, the "Schedule 13D") with respect to the common stock, par value of $.01 per share (the "Common Stock"), of IES Holdings, Inc. (the "Company"). The principal executive offices of the Company are located at 13131 Dairy Ashford Rd., Suite 500, Sugar Land, TX 77478.

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) Tontine Capital Partners, L.P., a Delaware limited partnership ("TCP"), with respect to the shares of Common Stock directly owned by it;

(ii) Tontine Capital Management, L.L.C., a Delaware limited liability company ("TCM"), with respect to the shares of Common Stock directly owned by it and by TCP;

(iii) Tontine Management, L.L.C., a Delaware limited liability company ("TM"), with respect to the shares of Common Stock directly owned by it;

(iv) Tontine Capital Overseas Master Fund II, L.P. a Delaware limited partnership ("TCP 2") with respect to shares of Common Stock directly owned by it;

(v) Tontine Asset Associates, L.L.C., a Delaware limited liability company ("TAA"), with respect to the shares of Common Stock directly owned by it and by TCP 2;

(vi) Tontine Associates, L.L.C., a Delaware limited liability company ("TA"), with respect to shares of Common Stock directly owned by it;

(vii) Tontine Capital Overseas GP, L.L.C., a Delaware limited liability company ("TCO"), with respect to shares of Common Stock directly owned by it; and

(viii) Jeffrey L. Gendell ("Mr. Gendell") with respect to the shares of Common Stock, and phantom stock units ("PSUs") convertible into Common Stock, directly owned by him and the shares of Common Stock directly owned by each of TCP, TCM, TM, TCP 2, TAA, TA and TCO.

TCP, TCM, TM, TCP 2, TAA, TA, TCO and Mr. Gendell are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Residence or business address: The address of the principal business and principal office of each of TCP, TCM, TM, TCP 2, TAA, TA and TCO is 1 Sound Shore Drive, Suite 304, Greenwich, Connecticut 06830. The business address of Mr. Gendell is 1 Sound Shore Drive, Suite 304, Greenwich, Connecticut 06830.
Present principal occupation or employment: The principal business of each of TCP and TCP 2 is serving as a private investment limited partnership. The principal business of TCM is serving as the general partner of TCP. The principal business of TM is serving as the general partner of an investment fund affiliated with the Reporting Persons. The principal business of TAA is serving as the general partner of TCP 2. The principal business of TA is to serve as the fund manager of an investment fund affiliated with the Reporting Persons. The principal business of TCO is that of managing its assets. Mr. Gendell serves as the managing member of TCM, TM, TA, TCO and TAA.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Citizenship: Each of TCP and TCP 2 is a limited partnership organized under the laws of the State of Delaware. Each of TCM, TM, TAA, TA and TCO is a limited liability company organized under the laws of the State of Delaware. Mr. Gendell is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All securities of the Company owned by the Reporting Persons were purchased with working capital and on margin or, with respect to certain securities owned directly by Mr. Gendell, were granted to Mr. Gendell by the Company for service as a member of the Company's Board of Directors or in connection with his service as the Company's Chief Executive Officer pursuant to the IES Holdings, Inc. 2006 Equity Incentive Plan as amended and restated through February 20, 2025 (the "Equity Incentive Plan"). The securities of the Company owned by the Reporting Persons that were purchased on margin are all currently held in cash accounts.

## Item 4. Purpose of Transaction
Purpose of transaction:
In the last 60 days, in the transactions described in the table below, TCP 2 has sold a total of 145,837 shares of Common Stock.

Transaction Number of Weighted Low High
Date Shares Average Price
Per Share

8/13/2025 1,710 $355.45 $355.24 $355.97
8/27/2025 21,464 $359.80 $359.74 $360.58
8/28/2025 10,000 $360.40 $360.40 $360.40
8/28/2025 8,016 $362.64 $362.16 $362.76
8/28/2025 3,972 $363.33 $363.16 $364.12
8/28/2025 2,832 $364.80 $364.17 $365.16
8/28/2025 11,032 $365.35 $365.19 $366.10
9/10/2025 20,495 $367.24 $367.24 $367.24
9/10/2025 9,505 $372.24 $372.24 $372.24
9/10/2025 433 $375.87 $375.52 $376.34
9/10/2025 1,884 $377.32 $376.64 $377.60
9/10/2025 3,331 $378.11 $377.67 $378.66
9/10/2025 5,679 $379.12 $378.70 $379.69
9/10/2025 7,329 $380.21 $379.73 $380.70
9/10/2025 4,169 $381.22 $380.73 $381.71
9/10/2025 1,275 $381.95 $381.73 $382.67
9/10/2025 400 $383.39 $382.88 $383.75
9/10/2025 741 $385.28 $384.70 $385.60
9/10/2025 259 $385.88 $385.75 $385.93
9/11/2025 10,663 $378.25 $378.24 $378.43
9/11/2025 6,660 $381.64 $381.35 $382.06
9/11/2025 40 $385.00 $385.00 $385.00
9/12/2025 570 $376.57 $376.02 $376.87
9/12/2025 1,727 $377.41 $377.08 $378.01
9/12/2025 4,122 $378.45 $378.15 $379.08
9/12/2025 7 $379.21 $379.21 $379.21
9/12/2025 711 $380.25 $380.24 $380.37
9/15/2025 6,811 $380.74 $380.74 $380.74

The Reporting Persons acquired their shares of Common Stock for investment purposes and in the ordinary course of business or, with respect to certain of the shares of Common Stock and the PSUs owned directly by Mr. Gendell, through grants to Mr. Gendell by the Company for service as a member of the Company's Board of Directors or as the Company's Chief Executive Officer pursuant to the Equity Incentive Plan. All of the Reporting Persons may dispose of securities of the Company at any time and from time to time in the open market, through dispositions in kind to parties holding an ownership interest in TCP, TCM, TM, TA, TCP 2, TAA and/or TCO, or otherwise. In addition, the Reporting Persons may obtain securities of the Company through open market purchases, transfers from other Reporting Persons, grants to Mr. Gendell pursuant to the Equity Incentive Plan or otherwise.

As discussed in this Schedule 13D, the Reporting Persons own approximately 54.2% of the Company's outstanding Common Stock and can control the Company's affairs, including (i) the election of directors who in turn appoint management, (ii) any action requiring the approval of the holders of Common Stock, including the adoption of amendments to the Company's corporate charter, and (iii) approval of a merger or sale of all or substantially all assets. The Reporting Persons can also control certain decisions affecting the Company's capital structure.

Mr. Gendell has served as a member of the Company's Board of Directors and as Chairman of the Board since November 2016, and as Executive Chairman of the Board since July 1, 2025. Mr. Gendell served as Interim Chief Executive Officer of the Company from July 31, 2020 through September 30, 2020 and served as Chief Executive Officer of the Company from October 1, 2020 through June 30, 2025. While serving in such capacities, Mr. Gendell may have the ability to affect the composition of the Company's management and influence the business operations of the Company or extraordinary transactions outside the normal course of the Company's business. If the Reporting Persons dispose of all or a portion of their holdings in the Company, they may not retain sufficient voting power to cause Mr. Gendell to continue to be a director.

David B. Gendell, the brother of Jeffrey L. Gendell and, until December 2017, an employee of an affiliate of the Reporting Persons, has served as a member of the Company's Board of Directors since February 2012. Previously, he served as Interim Director of Operations from November 2017 through January 2019, non-executive Vice Chairman of the Board from November 2016 to November 2017 and as non-executive Chairman of the Board from January 2015 to November 2016. While serving in his capacity as a director, David B. Gendell may have the ability to affect the composition of the Company's management and influence the business operations of the Company or extraordinary transactions outside the normal course of the Company's business. If the Reporting Persons dispose of all or a portion of their holdings in the Company, they may not retain sufficient voting power to cause David B. Gendell to continue to be a director.

Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time. Accordingly, the Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Except as set forth in this Schedule 13D, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to any of those enumerated in items (a) through (i) above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows 11 and 13 of the Reporting Persons section of this Schedule 13D/A, which are incorporated herein by reference, for the aggregate number of shares of Common Stock and the percentage of shares of the Common Stock beneficially owned by each of the Reporting Persons. The percentages reported therein are calculated based upon 19,854,463 shares of Common Stock outstanding as of July 31, 2025, as disclosed in the Company's Quarterly Report on Form 10-Q filed on August 1, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows 7 through 10 of the Reporting Persons section of this Schedule 13D/A, which are incorporated herein by reference, for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
TCP 2 sold a total of 145,837 shares of Common Stock in the last 60 days. Please see the table in Item 4 for descriptions of such transactions.

None of TCP, TCM, TM, TAA, TA, TCO, or Mr. Gendell have engaged in any transactions in Common Stock in the last 60 days.
Other persons with the right to receive dividends or sale proceeds:
TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, shares of Common Stock. Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

TAA, the general partner of TCP 2, has the power to direct the affairs of TCP 2, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, shares of Common Stock. Mr. Gendell is the Managing Member of TAA and in that capacity directs its operations.

Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.

Mr. Gendell is the Managing Member of TA and in that capacity directs its operations.

Mr. Gendell is the Managing Member of TCO and in that capacity directs its operations.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
A. Board Observer Letter

On December 6, 2018, TA entered into that certain Board Observer Letter Agreement, by and between TA and the Company (the "Board Observer Letter"). Subject to the terms and conditions set forth in the Board Observer Letter, the Company granted the Reporting Persons the right, at any time that the Reporting Persons hold at least 20% of the outstanding Common Stock of the Company, to appoint a representative to serve as an observer to the Company's Board of Directors (the "Board Observer"). The Board Observer, who must be reasonably acceptable to those members of the Company's Board of Directors who are not affiliates of TA, shall have no voting rights or other decision-making authority. Subject to the terms and conditions set forth in the Board Observer Letter, so long as the Reporting Persons have the right to appoint a Board Observer, the Board Observer will have the right to attend and participate in meetings of the Company's Board of Directors and the committees thereof, subject to confidentiality requirements, and to receive reimbursement for reasonable out-of-pocket expenses incurred in his or her capacity as a Board Observer and such rights to coverage under the Company's directors' and officers' liability insurance policy as are available to the Company's directors. On December 20, 2018, an employee of TA was appointed as TA's initial Board Observer pursuant to the terms of the Board Observer Letter.

B. Letter Agreement

On October 2, 2020, the Company and Mr. Gendell entered into an amended and restated letter agreement (the "Letter Agreement") to memorialize Mr. Gendell's appointment, effective October 1, 2020, as Chief Executive Officer of the Company. Pursuant to the Letter Agreement, among other things, the Company made a one-time grant of 100,000 PSUs to Mr. Gendell under the Company's Equity Incentive Plan in connection with Mr. Gendell's appointment as Chief Executive Officer of the Company, which PSUs are subject to certain vesting conditions. The terms of such grant are further described in the Phantom Stock Unit Award Agreement attached as Exhibit A to the Letter Agreement.

The foregoing summaries of the Board Observer Letter and the Letter Agreement do not purport to be complete and are qualified in their entirety by reference to Exhibits 99.1 and 99.2, which are incorporated by reference herein.

Except as described herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1. Board Observer Letter Agreement, between Tontine Associates, L.L.C. and IES Holdings, Inc., dated December 6, 2018 (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K filed December 7, 2018).

99.2. Letter Agreement, between IES Holdings, Inc. and Jeffrey L. Gendell, dated October 2, 2020 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed October 5, 2020).

## Signatures
- Tontine Capital Partners, L.P.: /s/ Jeffrey L. Gendell, Jeffrey L. Gendell, managing member of Tontine Capital Management, L.L.C., general partner of Tontine Capital Partners, L.P. (09/17/2025)
- Tontine Capital Management, L.L.C.: /s/ Jeffrey L. Gendell, Jeffrey L. Gendell, managing member of Tontine Capital Management, L.L.C. (09/17/2025)
- Tontine Management, L.L.C.: /s/ Jeffrey L. Gendell, Jeffrey L. Gendell, managing member of Tontine Management, L.L.C. (09/17/2025)
- Tontine Capital Overseas Master Fund II, L.P.: /s/ Jeffrey L. Gendell, Jeffrey L. Gendell, managing member of Tontine Asset Associates, L.L.C., the general partner of Tontine Capital Overseas Master Fund II, L.P. (09/17/2025)
- Tontine Asset Associates, L.L.C.: /s/ Jeffrey L. Gendell, Jeffrey L. Gendell, managing member of Tontine Asset Associates, L.L.C. (09/17/2025)
- Tontine Associates, L.L.C.: /s/ Jeffrey L. Gendell, Jeffrey L. Gendell, managing member of Tontine Associates, L.L.C. (09/17/2025)
- Tontine Capital Overseas GP, L.L.C.: /s/ Jeffrey L. Gendell, Jeffrey L. Gendell, managing member of Tontine Capital Overseas GP, L.L.C. (09/17/2025)
- Jeffrey L. Gendell: /s/ Jeffrey L. Gendell, Jeffrey L. Gendell (09/17/2025)